$20 Billion Market Breakthrough: IPA Pioneers High-Impact Antibody Development for Next-Generation ADC Cancer Therapies

Innovative Antibodies Show Promise for Antibody-Drug Conjugate (ADC) Development, Paving the Way for Transformative Cancer Treatments

VICTORIA, BRITISH COLUMBIA (CANADA), November 13, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), a leader in AI-driven medical innovation, is proud to announce a significant breakthrough in its primary cancer research initiatives. This accomplishment not only highlights IPA’s cutting-edge discovery and AI capabilities, but it also strategically places the company in the rapidly growing market for these cancer-combating antibodies, which is projected to reach $20.7 billion by 2028. The TATX-112 program, dedicated to the development of specialized antibodies for cancer treatment, has shown encouraging results, successfully targeting cells that express a protein known as TrkB. This achievement has paved the way for several promising candidates for further development.

TrkB is a protein commonly found in aggressive cancers. IPA is spearheading two programs that target this protein. The TATX-200 program is centered on developing T cell engagers, which boost the body's immune response against tumors. The TATX-112 program is focused on creating antibodies that can deliver cancer-killing drugs directly to tumor cells. The recent advancements in the TATX-112 program have led to the discovery of multiple antibodies that can infiltrate and eliminate TrkB-expressing cells in an in vitro surrogate Antibody Drug Conjugate (ADC) assay. This suggests that these antibodies could be used to deliver drugs directly to cancer cells, potentially enhancing the effectiveness and safety of cancer treatments targeting TrkB.

Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies, expressed her excitement: "Our TATX-112 program has reached a significant milestone, demonstrating our ability to target and eliminate TrkB-expressing cells. This breakthrough accelerates our cancer-fighting antibody development efforts. Our innovative discovery process, combined with validation and AI-driven characterization, has enabled us to identify antibodies with high TrkB specificity. We are confident in our leadership position in AI-guided development and within our cancer program. We look forward to reaching many more significant milestones in our journey to revolutionize cancer treatment."

Talem Therapeutics' recent development of antibodies potentially suitable for cancer treatment marks a significant step in their mission to transform cancer treatment. Talem’s focus on TrkB-expressing tumors addresses a critical need in cancer treatment. IPA remains committed to driving innovation and creating long-term value, as it continues to advance the Talem pipeline and explore commercialization opportunities in the biopharmaceutical sector.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

About Talem Therapeutics LLC

Talem Therapeutics LLC, a subsidiary of ImmunoPrecise Antibodies Ltd., specializes in the discovery and development of AI-driven, next-generation antibodies with the primary goal of out-licensing them to pharmaceutical partners. Talem focuses on creating innovative therapeutic biologics up to the preclinical stage, leveraging advanced platforms to accelerate antibody development for oncology and other therapeutic areas. The company aims to streamline the path to the clinic for its partners by providing high-quality antibody assets ready for further development and clinical testing. For more information, visit www.talemtherapeutics.com.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events, or results “may”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, statements relating to the effectiveness, safety or readiness of therapeutics in our cancer research initiatives, our internal therapeutic asset programs, our discovery and AI capabilities, and expected outcome on the market, the life sciences, and drug discovery and development. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United

States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to several factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this release. The forward-looking statements contained in this release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.